PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 17, 2024)	Registration No. 333-274806

UP TO 13,663,325 CLASS A ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS

UP TO 59,328,073 CLASS A ORDINARY SHARES AND 2,860,561 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES OFFERED BY SELLING SECURITYHOLDERS

OF

CHECHE GROUP INC.

This Prospectus supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated May 17, 2024 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1, as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (File No. 333-274806) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on May 30, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to the issuance by us of up to 13,663,325 Class A ordinary shares, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”), including (1) 10,802,764 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50, which were issued on September 14, 2023 (the “Closing Date”) in exchange for the public warrants of Prime Impact Acquisition I (“Prime Impact”) that were issued in the initial public offering of Prime Impact (the “Public Warrants”) as part of the units (each consisting of one Class A ordinary share of Prime Impact and one-third of one redeemable warrant) at an offering price of US$10.0 per unit; and (2) 2,860,561 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share, which were issued to Prime Impact Cayman LLC (the “Sponsor”) on the Closing Date (the “Sponsor Warrants”) in exchange for the private placement warrants purchased by the Sponsor for a total consideration of $8.6 million (representing a purchase price of US$3.0 per Sponsor Warrant, after taking account of the forfeiture of 2,860,561 Sponsor Warrants in connection with the Business Combination (as defined below)) in a private placement concurrent with the initial public offering of Prime Impact. The Public Warrants and the Sponsor Warrants are collectively referred herein as the “Warrants.”

The Prospectus and this Prospectus Supplement No. 1 also relate to the potential offer and sale from time to time by the selling securityholders named in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 59,328,073 Class A Ordinary Shares, which include (1) an aggregate of 49,692,232 Class A Ordinary Shares beneficially owned by certain former shareholders of Cheche Technology Inc. (“CCT”), which, without accounting for any share transfer between the then shareholders of CCT, were acquired by Tank Stone Ltd. at a price of approximately RMB0.0419 per share, CISG Holdings Ltd. at a price of approximately $6.4886 per share, CICW Holdings Limited at a price of approximately RMB1.3263 per share, Dongprosper Holdings Limited at a price of approximately RMB0.0347 per share, Ruiyuan Technology Holdings Limited at a price of approximately RMB6.7111 per share, Beijing Zhongyuan Ronghui Investment Center, LLP and Ningbo Shiwei Enterprise Management Partnership (L.P.) at a price of approximately RMB5.4054 per share (in Series A investment) and RMB21.1516 per share (at Series B investment), respectively, Lian Jia Enterprises Limited and EAGLE ROVER LTD. at a price of approximately RMB21.1516, respectively, United Gemini Holdings Limited at a price of approximately RMB46.7232 per share, entities affiliated with Yong He and entities affiliated with Tencent Holding Limited at a price of approximately $7.1608 per share, respectively; (2) 4,975,280 Class A Ordinary Shares issued to the Sponsor and certain former directors of Prime Impact (the “Sponsor Shares”) on the Closing Date, of which (i) 4,341,052 Sponsor Shares were exchanged from 4,341,052 Class B ordinary shares of Prime Impact purchased by the Sponsor at a price of approximately $0.003 per share, and (ii) 634,228 Sponsor Shares were acquired by the Sponsor at a price of $10.00 per share; (3) 2,860,561 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (4) 1,800,000 Class A Ordinary Shares issued to certain investors pursuant to certain private placement transactions on the September 11, 2023 (the “PIPE Shares”), at a price of $10.00 per share; and (B) 2,860,561 Sponsor Warrants. We are registering these securities to satisfy certain registration rights we have granted to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The securities registered in the Registration Statement are identified in the Prospectus as the Registered Securities.

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

We will not receive any proceeds from the sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. Based on the closing price of our Class A Ordinary Shares at $1.44 on May 29, 2024, which is less than the exercise price of $11.50 per share pursuant to the terms of the Warrants, we believe holders of the Warrants will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

Our Class A Ordinary Shares and our warrants to purchase Class A Ordinary Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the trading symbols “CCG” and “CCGWW,” respectively. On May 29, 2024, the closing price for our Class A Ordinary Shares on Nasdaq was $1.44, and the closing price for our warrants on Nasdaq was $0.035.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 30, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibit Index

Exhibit 99.1 — Press Release — Cheche Group Reports First Quarter 2024 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheche Group Inc.

	By:	/s/ Lei ZHANG
	Name:	Lei ZHANG
	Title:	Chief Executive Officer and Director

Date: May 30, 2024

2

Exhibit 99.1

Cheche Group Reports First Quarter 2024 Unaudited Financial Results

BEIJING, China – May 30, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, the “Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Financial and Operational Highlights

●	Net revenues for the quarter increased 1.0% year-over-year to RMB787.1 million (US$109.0 million).

●	Net loss for the quarter decreased 28.8% year-over-year to RMB31.3 million (US$4.3 million).

●	Adjusted net loss(1) for the quarter increased by RMB4.4 million, from RMB7.8 million in the prior-year period to RMB12.2 million (US$1.7 million).

●	Total written premiums placed for the quarter increased 9.2% year-over-year to RMB5.4 billion (US$751.1 million).

●	Total number of policies issued for the quarter increased 21.2% from 3.3 million for the prior-year quarter to 4.0 million.

●	Partnerships with New Energy Vehicle (NEV) companies(2) in the quarter led to 119,000 policies embedded in new NEV deliveries and corresponding written premium of RMB370.3 million (US$51.3 million) with 11 partnerships with NEV manufacturers, representing an increase of 124.5% and 78.5% compared to the prior-year quarter, respectively.

●	New referral partners of 49,600+ were added in the quarter.

(1)	Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.
(2)	The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufacturers in 2022, and such collaborations yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution of its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Cheche demonstrated a continued improvement in revenues driven in part by our investments in technology solutions that resolve challenges for our insurance partners, auto manufacturers, and intermediaries. We are a front runner in empowering NEVs with insurance technology, and we believe our industry-leading technology will help us garner greater market influence and capture more market shares,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group.

“Since April, we’ve seen NEVs begin to account for more than 50% of new vehicle sales in China (3). Our partnership with Xiaomi, Volkswagen Anhui, and other NEV manufactures demonstrates our ability to leverage the AI technology of NEVs based on insurance digitization, through which we can usher in the era of AI auto insurance, continuously optimize the ecological innovation of auto insurance services, and effectively meet the ever-changing intelligent needs of car owners.”

(3) Source: According to China Automobile Dealers Association, as reported by CCTV.com on April 22, 2024.

Unaudited First Quarter 2024 Financial Results

Net Revenues were RMB787.1 million (US$109.0 million), representing a 1.0% year-over-year increase from the prior-year quarter. The growth was driven by increased SaaS and technical service income generated from partnerships with NEV manufacturers and an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 1.0% to RMB753.4 million (US$104.3 million) from RMB745.9 million for the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 27.6% to RMB22.3 million (US$3.1 million) from RMB30.8 million in the prior-year quarter, mainly due to reduced marketing and share-based compensation expenses. As a result, selling and marketing expenses as a percentage of net revenues decreased from 4.0% for the prior-year quarter to 2.8%. Excluding share-based compensation expenses, the percentage would have decreased further to 2.5%, compared to 2.8% for the prior-year quarter.

General and Administrative Expenses increased by 12.9% to RMB34.0 million (US$4.7 million) from RMB30.1 million for the prior-year quarter, mainly due to an increase of RMB2.5 million in professional service fees. Excluding the impact of share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 43.5%, mainly due to the incurrence of RMB5.2 million in post-listing professional service fees.

Research and Development Expenses decreased by 52.4% to RMB9.4 million (US$1.3 million) from RMB19.7 million in the prior-year quarter. The change was mainly driven by decreased share-based compensation expenses and staff costs. Excluding share-based compensation expenses, research and development expenses decreased by 22.7% to RMB8.6 million (US$1.2 million) from RMB11.1 million in the prior-year quarter.

Total Operating Expenses decreased by 18.5% to RMB65.7 million (US$9.1 million) from RMB80.7 million in the prior-year quarter, mainly due to the decrease in share-based compensation expenses, marketing expenses, and staff costs. Excluding the impact of share-based compensation expenses and listing-related professional service fees, adjusted total operating expenses increased by 3.4% from the prior-year quarter. As a percentage of net revenues, adjusted total operating expenses would be 6.2%, compared to 6.0% for the prior-year quarter .

Net Loss decreased 28.8% to RMB31.3 million (US$4.3 million) over the prior-year quarter. Excluding non-GAAP expenses, the Adjusted Net Loss was RMB12.2 million (US$1.7 million), increasing by 57.0% compared to the adjusted net loss of RMB7.8 million for the prior-year quarter mainly due to the incurrence of RMB5.2 million in post-listing professional service fees.

Net Loss attributable to Cheche’s shareholders decreased by RMB33.2 million to RMB31.3 million (US$4.3 million) over the prior-year quarter, compared to a loss of RMB64.5 million reflecting the impact of a non-cash charge for preferred share accretions of RMB20.5 million for the prior-year quarter.

Adjusted Net Loss attributable to Cheche’s shareholders was RMB12.2 million (US$1.7 million), compared to a loss of RMB28.3 million for the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB0.41 (US$0.06), compared to a loss of RMB2.00 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.16 (US$0.02), compared to a loss of RMB0.88 for the prior-year quarter.

Business Highlights

●	On March 5, 2024, Cheche announced its expanded partnership with Sinopec, whose non-oil businesses cover a nationwide retail footprint of over 30,000 gas stations. Cheche currently provides embedded auto insurance services to the unified digital platform of a subsidiary of Sinopec and has deployed services in over 5,000 gas stations in its nationwide retail footprint.

●	On March 28, 2024, Cheche announced its partnership with Beijing Houji Insurance Brokerage Co., Ltd. (“Beijing Houji”), an affiliate of Xiaomi Corporation (“Xiaomi Group”). As an insurance service partner of Beijing Houji, the insurance brokerage firm in the Xiaomi Group, Cheche offers a digital auto insurance transaction SaaS service platform with operational support. Cheche provides auto insurance service solutions to Xiaomi car owners in multiple cities across the country, including Beijing, Shenzhen, Hangzhou, and others.

●	On May 13, 2024, Cheche announced its partnership with Volkswagen (Anhui) Digital Sales and Services Co., Ltd. As the exclusive service provider of NEV insurance business for Volkswagen (Anhui) Automotive Company Limited (“Volkswagen Anhui”), Cheche aims to support Volkswagen Anhui’s branded insurance needs. This is expected to enhance the attractiveness of Volkswagen Anhui’s branded insurance product, boosting its penetration rate.

Balance Sheet

As of March 31, 2024, the Company had RMB234.0 million (US$32.4 million) in total cash and cash equivalents and short-term investments, compared to RMB264.9 million as of December 31, 2023.

Business Outlook

For the full year of 2024, Cheche expects:

●	Net revenues to range from RMB3.5 billion to RMB3.7 billion, representing an increase of 6.1% to 12.1%, compared to the full year of 2023.

●	Total written premiums placed to range from RMB24.5 billion to RMB26.5 billion, representing an increase of 8.4% to 17.3%, compared to the full year of 2023.

Conference Call

Cheche will host a webcast and conference call to discuss its first quarter 2024 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on Cheche’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT - Unassisted: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	China Toll-Free Passcode: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time.

A webcast replay of the call will be available at ir.chechegroup.com for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted total operating expenses, adjusted net loss, and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation and listing-related professional service fees. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss, net loss per share to adjusted net loss, and adjusted net loss per share, respectively.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	243,392	219,566	30,410
Short-term investments	21,474	14,416	1,997
Accounts receivable, net	466,066	483,599	66,978
Prepayments and other current assets	49,321	50,696	7,020
Total current assets	780,253	768,277	106,405

Non-current assets:
Restricted Cash	5,000	5,000	692
Property, equipment and leasehold improvement, net	1,667	2,372	329
Intangible assets, net	8,050	7,525	1,042
Right-of-use assets	10,249	9,768	1,353
Goodwill	84,609	84,609	11,718
Other non-current assets	4,149	4,121	571
Total non-current assets	113,724	113,395	15,705
Total assets	893,977	881,672	122,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	316,868	322,131	44,615
Short-term borrowings	20,000	17,000	2,354
Contract liabilities	4,295	4,216	584
Salary and welfare benefits payable	73,609	76,747	10,629
Tax payable	950	605	84
Amounts due to related party	55,251	56,991	7,893
Accrued expenses and other current liabilities	25,759	21,090	2,922
Short-term lease liabilities	3,951	4,371	605
Warrant	850	209	29
Total current liabilities	501,533	503,360	69,715

Non-current liabilities:
Deferred tax liabilities	2,013	1,881	261
Long-term lease liabilities	5,398	4,652	644
Deferred revenue	1,432	1,432	198
Warrant	5,419	5,603	776
Total non-current liabilities	14,262	13,568	1,879

Total liabilities	515,795	516,928	71,594

Ordinary shares	5	5	1
Treasury stock	(1,025)	(1,025)	(142)
Additional paid-in capital	2,491,873	2,509,141	347,512
Accumulated deficit	(2,113,821)	(2,145,092)	(297,093)
Accumulated other comprehensive income	1,150	1,715	238
Total Cheche’s shareholders’ equity	378,182	364,744	50,516

Total liabilities and shareholders’ equity	893,977	881,672	122,110

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD

Net revenues	779,650	787,144	109,018
Cost of revenues	(745,943)	(753,372)	(104,341)
Gross profit	33,707	33,772	4,677

Operating expenses:
Selling and marketing expenses	(30,812)	(22,319)	(3,092)
General and administrative expenses	(30,127)	(34,008)	(4,710)
Research and development expenses	(19,734)	(9,397)	(1,301)
Total operating expenses	(80,673)	(65,724)	(9,103)

Other expenses:
Interest income	375	1,975	274
Interest expense	(221)	(234)	(32)
Foreign exchange gains/(losses)	1,447	(252)	(35)
Government grants	3,047	234	32
Changes in fair value of warrant	(23)	468	65
Changes in fair value of amounts due to related party	(1,761)	(1,731)	(240)
Others, net	27	213	30
Loss before income tax	(44,075)	(31,279)	(4,332)
Income tax credit	128	8	1

Net loss	(43,947)	(31,271)	(4,331)
Accretions to preferred shares redemption value	(20,539)	-	-
Net loss attributable to the Cheche’s ordinary shareholders	(64,486)	(31,271)	(4,331)

Net loss	(43,947)	(31,271)	(4,331)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(2,728)	574	79
Fair value changes of amounts due to related party due to own credit risk	(347)	(9)	(1)
Total other comprehensive (loss)/income	(3,075)	565	78

Total comprehensive loss	(47,022)	(30,706)	(4,253)

Net loss per ordinary shares outstanding
Basic	(2.00)	(0.41)	(0.06)
Diluted	(2.00)	(0.41)	(0.06)
Weighted average number of ordinary shares outstanding
Basic	32,322,187	75,487,093	75,487,093
Diluted	32,322,187	75,487,093	75,487,093

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
Selling and marketing expenses	(30,812)	(22,319)	(3,092)
Add: Share-based compensation expenses	9,059	2,607	361
Adjusted Selling and marketing expenses	(21,753)	(19,712)	(2,731)

General and administrative expenses	(30,127)	(34,008)	(4,710)
Add: Share-based compensation expenses	13,701	13,821	1,914
Listing related professional expenses	2,361	-	-
Adjusted General and administrative expenses	(14,065)	(20,187)	(2,796)

Research and development expenses	(19,734)	(9,397)	(1,301)
Add: Share-based compensation expenses	8,665	837	116
Adjusted Research and development expenses	(11,069)	(8,560)	(1,185)

Total operating expense	(80,673)	(65,724)	(9,103)
Adjusted total operating expenses	(46,887)	(48,459)	(6,712)

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
Net loss	(43,947)	(31,271)	(4,331)
Add: Share-based compensation expenses	31,495	17,268	2,392
Amortization of intangible assets related to acquisition	525	525	73
Listing related professional expenses	2,361	-	-
Change in fair value of warrant	23	(468)	(65)
Changes in fair value of amounts due to related party	1,761	1,731	240
Adjusted net loss	(7,782)	(12,215)	(1,691)
Accretions to preferred shares redemption value	(20,539)	-	-
Adjusted net loss attributable to Cheche’s ordinary shareholders	(28,321)	(12,215)	(1,691)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	32,322,187	75,487,093	75,487,093
Diluted	32,322,187	75,487,093	75,487,093

Net loss per ordinary share
Basic	(2.00)	(0.41)	(0.06)
Diluted	(2.00)	(0.41)	(0.06)

Non-GAAP adjustments to net loss per ordinary share
Basic	1.12	0.25	0.04
Diluted	1.12	0.25	0.04

Adjusted net loss per ordinary share
Basic	(0.88)	(0.16)	(0.02)
Diluted	(0.88)	(0.16)	(0.02)